DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

January 6, 2006

VIA FACSIMILE (202) 772-9209

Ms. Karen J. Garnett

Ms. Charito A. Mittelman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549-4561

Re:	Eagle Hospitality Properties Trust, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-3
Filed December 13, 2005
File No. 333-128799

Dear Ms. Garnett and Ms. Mittelman:

Thank you for speaking with us yesterday to discuss the remaining open issues relating to the Company’s Registration Statement on Form S-3 (File No. 333-128799). We look forward to wrapping up this process as soon as practicable.

We have revised the “Selling Stockholders” table to include a column on aggregate beneficial ownership. To that end, attached is a blackline showing potential changes to the “Selling Stockholders” section that originally appeared in Amendment No. 1.

Because of the complex nature of William P. Butler’s direct and indirect holdings, we are still of the view that presentation of the beneficial ownership information directly in the table, rather than the detailed explanation in the footnotes as contained in Amendment No. 1, may result in added confusion for readers. As you can see from the revisions, while William P. Butler’s overall beneficial ownership remains disclosed at 4,100,868 shares, many of the shares would now be double, triple or quadruple-counted. For instance, CPX RiverCenter Development, LLC is the record owner and offeror of 377,193 shares; but, these shares are also subsumed within, and reflected in the table as part of, the beneficial ownership of William P. Butler, Corporex Companies LLC and Corporex Realty & Investment, LLC. Furthermore, so as

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Securities and Exchange Commission

January 6, 2006

to ensure that the table is not materially misleading, we believe it would be necessary to significantly expand certain of the footnotes to clearly explain the nature of William P. Butler’s direct and indirect holdings.

Additionally, we are not certain that the “Percentage Beneficial Ownership Following Offering” column, as revised, is consistent with Item 507 of Regulation S-K or would be helpful to readers. For purposes of this column, we have calculated the percentage assuming that each selling stockholder sells only those shares owned of record by such selling stockholder, but does not sell any other shares beneficially owned by such selling stockholder. Given that the use of the word “owned” in Item 507 has been interpreted by the Staff to mean “beneficially owned,” it would seem more appropriate to assume for purposes of this column that each selling stockholder sells all of the shares beneficially owned by such selling stockholder, in which case the percentage would be under one percent in each instance as reflected in Amendment No. 1.

In any event, to the extent that the Staff nonetheless believes that the Company should make some or all of the changes reflected in the attached blackline, we would request that the Staff permit the Company to request an acceleration of effectiveness on the basis of Amendment No. 1 without filing an additional pre-effective amendment. The Company would undertake to make such changes to the prospectus included in the Registration Statement and file such revised prospectus with the Commission pursuant to Rule 424(b) after effectiveness but prior to its first use.

Thank you for your assistance in this matter. If you need any additional information, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

JDM/jal

SELLING STOCKHOLDERS

Among the shares of common stock included in this offering are 4,068,680 shares that may be sold by selling stockholders. We refer to these shares as the “resale shares.” Of the resale shares, only 354,872 shares are currently outstanding, 146,540 of which are owned of record by KY Florida Hotel Investors, Inc. and 208,332 of which are owned of record by Corporex Companies LLC. We may issue the remaining resale shares to the selling stockholders upon the redemption of 3,713,808 outstanding units in EHP Operating Partnership, L.P., which is the operating partnership through which we conduct our business. This prospectus also relates to the issuance by us of such 3,713,808 shares upon the redemption of such operating partnership units (which such number is included in the 5,566,352 shares being registered for original issuance by us). See “Plan of Distribution.”

The selling stockholders may offer and sell from time to time under this prospectus any and all of the resale shares. The selling stockholders may offer all or some of the resale shares. There are currently no agreements, arrangements or understandings with respect to the sale of any of the resale shares that will be held by the selling stockholders after completion of the offering. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

All of the selling stockholders are deemed to be affiliates of our company. The following describes each position, office or other relationship material to us, with us or any of our affiliates, within the past three years with respect to the selling stockholders or the persons who control the selling stockholders:

•	William P. Butler, William J. Blackham, Thomas E. Banta and Thomas E. Costello serve as directors of the company;

•	Mr. Butler owns a significant stake in the operating partnership and is also president and a majority owner of Commonwealth Hotels, Inc., which manages 10 of the Company’s 12 hotels;

•	Mr. Blackham is our president and chief executive officer;

•	Mr. Banta is an employee of Corporex Companies LLC, which is the predecessor to our company and for which Mr. Butler is the president and controlling equityholder; and

•	several of the selling stockholders received their common stock and operating partnership units that are redeemable for common stock as consideration for our acquisition of the initial hotels.

For a discussion of these and certain other transactions involving us and certain of the selling stockholders, see “Certain Relationships and Related Transactions” incorporated by reference in our 2004 Annual Report on Form 10-K.

The following table sets forth, for each selling stockholder, the amount of our common stock beneficially owned, the number of shares of common stock owned of record by such selling stockholder that are offered hereby and the percentage of the common stock beneficially owned after completion of the offering assuming the sale of all of the offered shares owned of record by each selling stockholder:

Name of Selling Stockholder (1)	Shares Owned Beneficially	Number of Shares Offered Hereby	Percentage Beneficial Ownership Following Offering (2)
KY Florida Hotel Investors, Inc. (3)	146,540	146,540	—
Corporex Companies LLC (4)	2,988,399	208,332	13.8%
Corporex Realty & Investment, LLC (5)	2,780,067	2,344,075	2.2%
CPX RiverCenter Development, LLC (6)	377,193	377,193	—
William P. Butler (7)	4,100,868	148,380	18.8%
Thomas E. Banta (8)	4,049	8,382	*
J. William Blackham (9)	97,578	8,382	*
Denver International Suites, LLC (10)	1,863	1,863	—
CPX-DIA Key Partners, LLC (11)	56,936	56,936	—
Thomas E. Costello (12)	100,048	47,035	*
TEC One LLC (13)	37,346	37,346	—
CPX Landmark, Inc. (14)	682,353	559,474	*
Corporex Landmark Key Partnership, LLC #3 (15)	122,879	122,879	—
Florence Hotel, Inc. (16)	1,863	1,863	—

Total		4,068,680

*	Less than 1% percent.
(1)	Selling stockholders that are entities may distribute shares of common stock prior to sale under this prospectus. The selling stockholders may also include persons who are donees, pledgees or successors-in-interest of the listed selling stockholders. Any such persons not specifically named in the foregoing table will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC.
(2)	This percentage is calculated assuming such selling stockholder sells all of the shares owned of record by such selling stockholder that are offered by this prospectus, but does not sell any additional shares that such stockholder may otherwise beneficially own. The total number of outstanding shares used in calculating this percentage assumes that all operating partnership units beneficially owned by such selling stockholder are exchanged for shares of common stock, but no other operating partnership units. It is difficult to estimate with any degree of certainty the amount and percentage of shares of common stock that would be beneficially owned or held of record by each selling stockholder after completion of the offering. First, we have the option to satisfy redemption requests by paying the cash value of the units rather than issuing shares of our common stock. The number of shares offered hereby assumes we elect to satisfy all redemption requests by issuing shares. Second, assuming a selling stockholder receives shares of common stock upon a redemption of such holder’s operating partnership units, such holder may offer all, some or none of such shares. Third, as noted above, for purposes of this table, we have assumed that a selling stockholder will sell only such selling stockholder’s shares held of record that are offered hereby but will retain all other shares of common stock beneficially owned by such selling stockholder.
(3)	Mr. Butler is deemed to be a beneficial owner of these shares. He is one of two directors of this corporation and shares voting and dispositive power with respect to the shares with the other director, Daniel T. Fay. These shares are currently outstanding.
(4)	Mr. Butler is deemed to be the beneficial owner of these shares. Corporex Companies LLC (“Corporex”) received 208,332 shares of our common stock as an inducement to enter into a strategic alliance agreement with us. These shares vested on October 6, 2005. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex. However, Mr. Butler disclaims beneficial ownership of these shares as such shares or the proceeds from any future sale thereof are intended to be held in a trust for the benefit of other Corporex employees. Such trust and/or its beneficiaries, to the extent applicable, will be named in a supplement to this prospectus if such supplement is required by the rules and regulations of the SEC. These shares are currently outstanding.

(5)	Mr. Butler and Corporex are each deemed to be a beneficial owner of these shares. Corporex is the sole manager and member of Corporex Realty & Investment, LLC (“CRI”). Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(6)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the sole manager of CPX RiverCenter Development, LLC. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(7)	The number of shares beneficially owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years, and shares of common stock purchased on the open market.
(8)	The number of shares beneficially owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006.
(9)	The number of shares beneficially owned by such selling stockholder includes 83,333 shares of restricted stock, one-fifth of which vested on October 6, 2005 and the remainder of which will vest in equal installments on each anniversary of that date over the next four years. Mr. Blackham disclaims beneficial ownership of 2,000 shares that are held in trust for the benefit of his sister’s children and all of the shares owned by Florence Hotel, Inc. See Note 16.
(10)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex.
(11)	Mr. Butler, Corporex and CRI are each deemed to be a beneficial owner of these shares. CRI is the manager of this entity with sole voting and dispositive power with respect to the shares. Corporex is the sole member and manager of CRI. Mr. Butler has sole voting and dispositive power with respect to the shares because he is the president and sole owner of Corporex. Certain current and former employees of Corporex have participation agreement interests with respect to the shares that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned our initial hotels and pursuant to one or more profit participation agreements between such employees and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex. Such employees are not deemed to beneficially own any of the shares.
(12)	The number of shares owned by such selling stockholder includes 1,500 shares of restricted stock that vest on October 1, 2006.
(13)	Mr. Costello is deemed to be the beneficial owner of these shares. Mr. Costello has sole voting and dispositive power with respect to the shares because he is a member and the sole manager of the entity.
(14)	Mr. Butler is deemed to be a beneficial owner of these shares. Mr. Butler shares voting and dispositive power with respect to the shares owned by this corporation because he is a director along with his spouse and Mr. Fay.
(15)	Mr. Butler and CPX Landmark, Inc. (“CPX Landmark”) are each deemed to be a beneficial owner of these shares. CPX Landmark is the sole manager of the limited liability company. Mr. Butler shares voting and dispositive power with respect to the shares of this entity because he is a director of CPX Landmark along with his spouse and Mr. Fay. Certain current and former employees of Corporex have participation agreement interests with respect to the shares that are subject to future vesting pursuant to the terms of the formation documents that governed the entities that owned our initial hotels and pursuant to one or more profit participation agreements between such employees and affiliates of Corporex. Such consideration will vest over the next several years, subject to such employee’s future employment with us or an affiliate of Corporex. Such employees are not deemed to beneficially own any of the shares.
(16)	Messrs. Butler and Blackham are each deemed to be a beneficial owner of these shares. Each of Messrs. Butler and Blackham shares voting and dispositive power with respect to the shares owned by the corporation because he is a director of that corporation along with the other person and Mr. Fay.